UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2025

Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Entry into Amendment to Any Market Purchase Agreement with Alumni Capital LP

As previously reported, on June 20, 2025, RedHill Biopharma Ltd. (the “Company”) entered into an Any Market Purchase Agreement (the “Purchase Agreement”) with Alumni Capital LP, a Delaware limited partnership (the “Purchaser”). Pursuant to the Purchase Agreement, the Company has the right, but not the obligation, to sell to the Purchaser, from time to time, up to $10,000,000 of American Depositary Shares (“ADSs”), each representing 10,000 ordinary shares, par value NIS 0.01 per share, of the Company, subject to the terms and conditions set forth in the Purchase Agreement.

The Purchase Agreement provides for different types of purchase notices (the “Purchase Notices”) that the Company may deliver to the Purchaser, each with different terms of purchase of ADSs. As one type of Purchase Notice, the Company may, at its discretion, direct the Purchaser (“Forward Purchase Notice”) to purchase the number of ADSs having an aggregate purchase price equal to the lesser of $500,000 or thirty percent (30%) of the trading volume of the ADSs beginning at 4:00 a.m. New York time on the Purchase Notice Date and ending at the time on the date the Company delivers the Purchase Notice (“Purchase Notice Date”) that the Forward Purchase Notice has been received by email by the Company, at a price equal to the lowest traded price of the ADSs on the Purchase Notice Date with respect to a Forward Purchase Notice multiplied by 96%.

The Purchase Agreement prohibits us from directing the Purchaser to purchase any ADSs (i) if those ADSs, when aggregated with all other ADSs then held or beneficially owned by the Purchaser and its affiliates, would result in the Purchaser and its affiliates holding or having beneficial ownership, at any single point in time, of more than 4.99% of the number of ADSs outstanding immediately after the issuance of securities issuable pursuant to a Purchase Notice, or (ii) where the issuance of such ADSs, when aggregated with all other ADSs and Ordinary Shares then held or beneficially owned by the Purchaser and its affiliates, would result in the Purchaser and its affiliates holding or having beneficial ownership, at any single point in time, of more than 4.99% of the Company’s issued share capital or voting rights in it (unless and until the Company obtains the approval of its shareholders for the issuance of ADSs in excess of such amount), in either case subject to the option to issue Prefunded Warrants in lieu of ADSs with respect to the sales pursuant to the Initial Purchase Notice or any Regular Purchase Notice.

The Company and the Purchaser have entered into an amendment to the Purchase Agreement providing that the 4.99% ownership limits described above are changed to be 9.99% ownership limits but only with respect to Forward Purchase Notices delivered under the Purchase Agreement.

The foregoing description of the amendment to the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the amendment, which is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
1.1	Amendment to Market Purchase Agreement, dated as of October 20, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the “Registrant”)

Date: October 21, 2025	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer